EXHIBIT 99.1

Ero Copper Files Technical Report for Boa Esperança Project

VANCOUVER, British Columbia, Nov. 12, 2021 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) (the “Company”) announces that it has filed the 2021 Technical Report regarding the optimized Feasibility Study and updated Mineral Reserve and Mineral Resource estimate for its Boa Esperança Project, the results of which were announced on September 28, 2021.

The Technical Report was prepared in accordance with the Canadian Securities Administrator's National Instrument 43-101 – Standards of Disclosure for Mineral Projects, and can be found on the Company's website (www.erocopper.com) and on SEDAR (www.sedar.com).

ABOUT ERO COPPER CORP

Ero Copper Corp, headquartered in Vancouver, B.C., is focused on copper production growth from the MCSA Mining Complex located in Bahia State, Brazil, with over 40 years of operating history in the region. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, MCSA, 100% owner of the MCSA Mining Complex, which is comprised of operations located in the Curaçá Valley, Bahia State, Brazil, wherein the Company currently mines copper ore from the Pilar and Vermelhos underground mines, and the Boa Esperança development project, an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of the NX Gold Mine, an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the MCSA Mining Complex, Boa Esperança and NX Gold properties, can be found on the Company's website (www.erocopper.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov).

ERO COPPER CORP.

/s/ David Strang	For further information contact:
David Strang, CEO	Courtney Lynn, VP, Corporate Development & Investor Relations
(604) 335-7504
info@erocopper.com